Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(amounts in millions of dollars)

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2013
Earnings:

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$366.9	$329.1	$364.6	$404.2	$428.5	$272.6
Add: Fixed charges (from below)	80.1	64.3	63.1	62.7	63.0	39.0
Add: Amortization of capitalized interest	0.6	0.7	0.4	0.5	0.4	0.2
Add: Distributed income of equity investee	0.7	1.8	1.7	-	-	-
Subtract: Capitalized interest expense	2.0	0.5	0.4	0.5	0.4	0.1
	$446.3	$395.4	$429.4	$466.9	$491.5	$311.7

Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$71.3	$57.0	$56.1	$55.1	$55.4	$35.3
Add: Capitalized interest expense	2.0	0.5	0.4	0.5	0.4	0.1
Add: Portion of rentals representing interest	6.8	6.8	6.6	7.1	7.2	3.6
Total Fixed Charges	$80.1	$64.3	$63.1	$62.7	$63.0	$39.0

Ratio of earnings to fixed charges	5.6	6.1	6.8	7.5	7.8	8.0